Exhibit 99.1

NEWS RELEASE

Nabors Announces Third Quarter 2014 Results

Third-Quarter Highlights Include:

•                  EPS of $0.39, excluding net charges from strategic transactions

•                  Operating revenues increased 12% sequentially

•                  Secured 9 awards for additional rigs: 3 PACE®-X for U.S. and 6 for International

•                  Repurchased $250 million of common stock

•                  Repurchased $22 million face value of 6.15% 2018 notes

HAMILTON, Bermuda, October 21, 2014 — Nabors Industries Ltd. (NYSE:NBR) today reported third-quarter 2014 operating revenues and earnings from unconsolidated affiliates of $1.81 billion, compared to $1.62 billion in the second quarter of 2014 and $1.55 billion in the same quarter of the prior year.  Third-quarter revenue increased by 12% sequentially and 17% year-over-year. Drilling revenue grew 10% sequentially, Completions & Productions revenue increased 14% and Canrig delivered a 20% sequential revenue increase.

Net income from continuing operations was $57.4 million, or $0.19 per diluted share, compared to $65.7 million, or $0.21 per diluted share, in the second quarter.  Net income from continuing operations, excluding net charges from strategic transactions, was $116.7 million, a sequential increase of 57%.  Earnings per diluted share, excluding net charges, were $0.39, compared to $0.24 in the second quarter of this year.  Net charges totaling $59 million after taxes, or $0.20 per diluted share, included $13 million in after-tax expenses attributable to the pending transaction with C&J Energy Services, a $63 million tax charge related to the restructuring of our completion and production entities in preparation for the transaction, and an offsetting post-tax gain of $17 million on the divestiture of our Alaska E&P business.  The adjusted earnings of $0.39 per diluted share also include early termination proceeds and other charges, principally tax adjustments which net to $0.02 per share.

Tony Petrello, Nabors’ Chairman, President & CEO, commented, “The third quarter presented solid operating results across all of our businesses except Production Services, where weather and ongoing spending constraints of a key customer led to lower sequential results.  Our International operation realized the largest sequential improvement in operating income, followed by Completion Services, Canrig and the seasonal recovery in Canada.  U.S. Drilling benefited from the receipt of a previously announced $30 million contract termination payment.  Excluding this payment, a meaningful improvement in the U.S. lower 48 operation was offset by seasonally lower activity in Alaska. The International improvement reflects the initial contribution from new rig deployments and rate increases on contract renewals, despite idle time on a few higher-contribution rigs.  The increase in Completion Services resulted from a record quarterly stage count and improving pricing, although higher proppant and logistics costs inhibited margin improvement.  Canrig benefited from a high volume of shipments, particularly for third parties.

“While we are acutely aware of the potential ramifications of further downside in commodity prices, our nine new contract awards are indicative of today’s strategic planning by several of our key customers. Internationally, these rigs are destined for long-term projects, while the PACE®-X rigs facilitate improved returns associated with the migration toward higher density pad drilling.  Interest in our PACE®-X rigs remains high as these rigs consistently outperform, and our ramped up production capability provides us a more competitive delivery timeframe.”

1

NEWS RELEASE

The Company’s operating cash flow (adjusted EBITDA) increased to $490.0 million in the third quarter, compared to $439.3 million in the same quarter last year and $416.3 million in the second quarter of this year.  Adjusted income from operating activities increased correspondingly to $203.4 million, compared to $133.5 million in the second quarter of 2014.

Drilling & Rig Services

Operating income in the Drilling & Rig Services business line improved sequentially to $218.3 million inclusive of a $30 million final payment from a 2013 contract termination.  Excluding this amount, results still improved 26% compared to the second quarter.  This unit also saw operating cash flow increase by $43.7 million exclusive of the termination payment.

In North America, U.S. Drilling operating results of $117.2 million reflect an increase of $27.2 million, with the sequential improvement reflecting the $30 million termination payment and continued improvement in the U.S. Lower 48 operations, partially offset by seasonally slower exploration activity in Alaska.  The results reflect improvement in both utilization and pricing in the Lower 48 operation: an incremental four rigs working and an increase of $191 in daily rig margins.  Pad-rig demand continues, particularly in the Permian and South Texas, as indicated by the award of three additional PACE®-X rigs.  The total number of PACE®-X rig awards is now 43, with 28 deployed and the ramped-up build schedule committed into the second quarter.  Utilization for AC rigs is currently 96%, while SCR rig utilization is 52% overall and 83% for the pad-capable units.  This operation expects to deliver seven more PACE®-X rigs in the fourth quarter, increasing to twelve during the second quarter of 2015.  Activity in Alaska and the Gulf of Mexico should improve modestly in the fourth quarter, with more meaningful increases throughout the first half of 2015.

International operating income increased by approximately 35% sequentially to $68.5 million, reflecting the return to operations of Jackup rig 660, coupled with the initial impact of several rig startups and rate increases associated with contract renewals. This operation received awards for six additional rigs: four to be deployed in Saudi Arabia and two in Kazakhstan.  The two 3,000-horsepower rigs for Kazakhstan will be newly constructed, with one to be sold to a joint-venture partner.  Nabors will operate both rigs through this joint-venture and hold a 50% interest.  One of the four Saudi Arabia rigs will be an upgraded, currently idle rig in Iraq.  The other three rigs will be essentially new rigs incorporating certain components from underutilized deep SCR rigs from the U.S. fleet.  These rigs should commence gas drilling during the second half of 2015, expanding our fleet to 47 rigs in the Kingdom.  Shipyard work on two jackups was recently completed, and rig 655 returned to operations in early October.  Rig 240 is currently available and is being actively marketed. Three platform rigs and seven land rigs are scheduled to commence during the fourth quarter, while a fourth platform rig is set to deploy in late first quarter.   Canada income increased to $11.5 million following the seasonally low second quarter and should continue to improve through the characteristically high first quarter.

Rig Services’ operating income more than doubled sequentially to $21.1 million, primarily attributable to increased shipments of third-party capital equipment by Canrig. Canrig’s backlog remains at near-record levels even with an uptick in deliveries.  Ryan Directional Services recently completed the acquisition of a development-stage rotary steerable technology.  This complements the earlier acquisition of an MWD manufacturer, now in the commercialization phase of a new suite of more robust tools.  These moves are consistent with Nabors’ long-term strategy to integrate additional drilling services capability.

2

NEWS RELEASE

Completion & Production Services

The Completion & Production Services business line recorded operating income of $35.4 million, with operating cash flow of $89.8 million.  This consists of a significant improvement in Completion Services partially offset by significant weather-induced interruptions in Production Services, principally attributable to the remnants of two Pacific hurricanes crossing through Texas during the quarter.

In Completion Services, operating income improved significantly to $14.2 million on a record stage count and higher pricing.  Margins increased during the quarter but the extent was limited by higher logistics cost.  The record pace of activity continues and additional price increases are being implemented, however, higher costs persist and interruptions are expected with the holiday season and the onset of winter in the northern regions.  The Company’s second dual-fuel frac spread is expected to commence operations in the fourth quarter, bringing its working horsepower to 750,000, which represents effective full utilization.  This operation currently has 17 of its 19 active crews working on a 24-hour basis.

Production Services saw an $8.7 million sequential decrease in operating income, primarily attributable to the aforementioned storms and continuing budget constraints of a key customer.  This operation expects the fourth quarter to be essentially flat, as the absence of the third-quarter weather effects offsets the customary seasonality arising from shorter daylight hours and the holidays.  A recent increase in inquiries for 24-hour heavy workover rigs appears to indicate that the long-awaited inflection in rework associated with long horizontal completions is commencing.  The rapidly expanding population of these long-length horizontal wells supports a strengthening market despite the near-term pockets of weakness.

Financial Discussion

Third-quarter financial results reflected a healthy progression in operating margins, which reached 11.2% for the quarter, a 297 basis point improvement over the second quarter. The $30 million early termination payment accounted for half of the total increase in operating margins. Most of the Company’s segments continued to take advantage of the favorable market conditions to materially improve margins.

The effective tax rate during the quarter was 65%, reflecting the above-mentioned $63.3 million tax charge for the restructuring of entities in preparation for the C&J transaction, of which $58 million was non-cash. The tax provision for the quarter also included a $6.5 million return to provision charge resulting from the finalization of tax returns in various jurisdictions.  The underlying effective tax rate excluding these charges has increased somewhat to approximately 20%, as our earnings mix has shifted towards higher tax regimes.

Capital expenditures for the third quarter were $488 million. Capital expenditures for the full year should be in the range of $1.9 billion. During the quarter, in addition to the share buyback, the Company retired $22 million face value of its 6.15% 2018 senior notes in line with our objective to reduce total debt.

Summary and Outlook

Petrello concluded, “I am very pleased with the sequential progression of our results in both our drilling and completion operations.  Despite the third quarter performance of our production services operation, I continue to believe we will see improvement in this business as 2015 progresses, assuming supportive oil prices.  The recent new contract awards and the volume of ongoing discussions support our positive bias

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NEWS RELEASE

and appear to indicate a resiliency among most of our customers regarding temporary swings in oil prices.   Nonetheless, we are acutely aware of the potential for further weakness in crude oil prices and the associated impact on our customers’ spending plans, particularly in North and Latin America.  Our business is much better positioned to weather and potentially capitalize upon any significant downturn in industry activity.  This is a result of the actions we have taken over the last three years to improve our financial flexibility, streamline our operations and improve our cost structure.   Additionally, the longer-term focus of our international customers, the large proportion of our U.S. fleet now comprised by higher capability AC rigs, and the enhanced economics associated with continued migration to higher density pad drilling should enable us to maintain a higher level of utilization for our fleet relative to the industry.  Meanwhile, we will continue to execute our numerous initiatives to improve our service quality and cost structure, and to deploy our backlog of new rigs on schedule and within budget.”

###

About Nabors

The Nabors companies own and operate approximately 501 land drilling rigs throughout the world and approximately 542 land workover and well servicing rigs in North America. Nabors’ actively marketed offshore fleet consists of 37 platform rigs in the United States and multiple international markets. In addition, Nabors is one of the largest providers of hydraulic fracturing, cementing, nitrogen and acid pressure pumping services with approximately 800,000 hydraulic horsepower currently in service. Nabors also manufactures top drives and drilling instrumentation systems.   Nabors participates in most of the significant oil and gas markets in the world.

The information above includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Nabors from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, Nabors’ actual results may differ materially from those indicated or implied by such forward-looking statements.  The projections contained in this release reflect management’s estimates as of the date of the release.  Nabors does not undertake to update these forward-looking statements.

MEDIA CONTACT:

Dennis A. Smith, Director of Corporate Development & Investor Relations, +1 281-775-8038. To request investor materials, contact Nabors’ corporate headquarters in Hamilton, Bermuda at +441-292-1510 or via e-mail at mark.andrews@nabors.com

SOURCE: Nabors Industries Ltd.

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NABORS INDUSTRIES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,		June 30,	September 30,
(In thousands, except per share amounts)	2014	2013	2014	2014	2013

Revenues and other income:
Operating revenues	$1,813,762	$1,551,593	$1,616,981	$5,020,361	$4,545,037
Earnings (losses) from unconsolidated affiliates	(2,851)	(2,628)	(576)	(5,872)	1,627
Investment income (loss)	2,189	1,229	7,066	10,235	95,471
Total revenues and other income	1,813,100	1,550,194	1,623,471	5,024,724	4,642,135

Costs and other deductions:
Direct costs	1,181,986	981,685	1,066,495	3,310,220	2,948,987
General and administrative expenses	138,967	127,943	133,630	406,863	390,023
Depreciation and amortization	286,581	273,444	282,820	851,528	809,019
Interest expense	43,138	56,059	46,303	134,251	176,343
Losses (gains) on sales and disposals of long-lived assets and other expense (income), net	(1,513)	3,266	16,504	16,467	27,245
Impairments and other charges	—	242,241	—	—	287,241
Total costs and other deductions	1,649,159	1,684,638	1,545,752	4,719,329	4,638,858

Income (loss) from continuing operations before income taxes	163,941	(134,444)	77,719	305,395	3,277

Income tax expense (benefit)	106,515	(44,684)	10,756	131,279	(28,798)

Subsidiary preferred stock dividend	—	750	1,234	1,984	2,250

Income (loss) from continuing operations, net of tax	57,426	(90,510)	65,729	172,132	29,825
Income (loss) from discontinued operations, net of tax	4,005	(14,430)	(1,032)	4,488	(34,292)

Net income (loss)	61,431	(104,940)	64,697	176,620	(4,467)
Less: Net (income) loss attributable to noncontrolling interest	(387)	(441)	(253)	(1,213)	(6,154)
Net income (loss) attributable to Nabors	$61,044	$(105,381)	$64,444	$175,407	$(10,621)

Earnings (losses) per share: (1)
Basic from continuing operations	$.19	$(.30)	$.21	$.57	$.08
Basic from discontinued operations	.02	(.05)	—	.01	(.11)
Basic	$.21	$(.35)	$.21	$.58	$(.03)

Diluted from continuing operations	$.19	$(.30)	$.21	$.56	$.08
Diluted from discontinued operations	.01	(.05)	—	.02	(.11)
Diluted	$.20	$(.35)	$.21	$.58	$(.03)

Weighted-average number of common shares outstanding: (1)
Basic	292,621	295,076	297,984	292,613	293,837
Diluted	295,005	295,076	300,981	295,353	296,208

Adjusted EBITDA (2)	$489,958	$439,337	$416,280	$1,297,406	$1,207,654

Adjusted income (loss) derived from operating activities (3)	$203,377	$165,893	$133,460	$445,878	$398,635

(1)	See “Computation of Earnings (Losses) Per Share” included herein as a separate schedule.

(2)

Adjusted EBITDA is computed by subtracting the sum of direct costs and general and administrative expenses from the sum of Operating revenues and Earnings (losses) from unconsolidated affiliates. There are limitations inherent in using adjusted EBITDA as a measure of overall profitability because it excludes significant expense items. However, management evaluates the performance of our business units and the consolidated company based on several criteria, including adjusted EBITDA and adjusted income (loss) derived from operating activities, because we believe that these financial measures accurately reflect our ongoing profitability. These amounts should not be used as a substitute for the amounts reported in accordance with GAAP. To compensate for the limitations in utilizing adjusted EBITDA as an operating measure, management also uses GAAP measures of performance, including income from continuing operations and net income, to evaluate performance, but only with respect to the Company as a whole and not on a segment basis. A reconciliation of this non-GAAP measure to income (loss) from continuing operations before income taxes, which is a GAAP measure, is provided in the table set forth immediately following the heading “Reconciliation of Non-GAAP Financial Measures to Income (loss) from Continuing Operations before Income Taxes”.

(3)

Adjusted income (loss) derived from operating activities is computed by subtracting the sum of direct costs, general and administrative expenses and depreciation and amortization from the sum of Operating revenues and Earnings (losses) from unconsolidated affiliates. These amounts should not be used as a substitute for those amounts reported in accordance with GAAP. However, management evaluates the performance of our business units and the consolidated company based on several criteria, including adjusted income (loss) derived from operating activities, because it believes that these financial measures accurately reflect our ongoing profitability. A reconciliation of this non-GAAP measure to income (loss) from continuing operations before income taxes, which is a GAAP measure, is provided in the table set forth immediately following the heading “Reconciliation of Non-GAAP Financial Measures to Income (loss) from Continuing Operations before Income Taxes”.

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NABORS INDUSTRIES LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	(Unaudited)
	September 30,	June 30,	December 31,
(In thousands, except ratios)	2014	2014	2013

ASSETS
Current assets:
Cash and short-term investments	$464,818	$486,344	$507,133
Accounts receivable, net	1,624,441	1,448,511	1,399,543
Assets held for sale	158,327	233,163	243,264
Other current assets	540,828	642,620	603,890
Total current assets	2,788,414	2,810,638	2,753,830
Long-term investments and other receivables	2,568	2,724	3,236
Property, plant and equipment, net	9,016,508	8,832,966	8,597,813
Goodwill	512,203	512,897	512,964
Investment in unconsolidated affiliates	60,451	60,509	64,260
Other long-term assets	235,139	216,265	227,708
Total assets	$12,615,283	$12,435,999	$12,159,811

LIABILITIES AND EQUITY
Current liabilities:
Current debt	$196	$207	$10,185
Other current liabilities	1,416,510	1,319,379	1,301,239
Total current liabilities	1,416,706	1,319,586	1,311,424
Long-term debt	4,255,136	3,956,290	3,904,117
Other long-term liabilities	1,115,211	1,078,201	893,905
Total liabilities	6,787,053	6,354,077	6,109,446

Subsidiary preferred stock (1)	—	—	69,188

Equity:
Shareholders’ equity	5,817,869	6,071,426	5,969,086
Noncontrolling interest	10,361	10,496	12,091
Total equity	5,828,230	6,081,922	5,981,177
Total liabilities and equity	$12,615,283	$12,435,999	$12,159,811

(1)	Represents subsidiary preferred stock from acquisition in September 2010. All 75,000 outstanding shares were redeemed in June 2014.

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NABORS INDUSTRIES LTD. AND SUBSIDIARIES

SEGMENT REPORTING

(Unaudited)

The following tables set forth certain information with respect to our reportable segments and rig activity:

	Three Months Ended			Nine Months Ended
	September 30,		June 30,	September 30,
(In thousands, except rig activity)	2014	2013	2014	2014	2013

Reportable segments:
Operating revenues and Earnings (losses) from unconsolidated affiliates:
Drilling and Rig Services:
U.S.	$571,736	$491,857	$532,894	$1,615,106	$1,443,759
Canada	80,491	81,397	54,861	246,973	273,053
International	424,698	383,712	391,251	1,191,018	1,056,649
Rig Services (1)	191,437	131,151	161,740	496,903	383,502
Subtotal Drilling and Rig Services (2)	1,268,362	1,088,117	1,140,746	3,550,000	3,156,963

Completion and Production Services:
Completion Services	352,027	266,520	276,639	856,565	782,674
Production Services	259,863	246,806	258,378	793,641	742,979
Subtotal Completion and Production Services (3)	611,890	513,326	535,017	1,650,206	1,525,653

Other reconciling items (4)	(69,341)	(52,478)	(59,358)	(185,717)	(135,952)
Total operating revenues and earnings (losses) from unconsolidated affiliates	$1,810,911	$1,548,965	$1,616,405	$5,014,489	$4,546,664

Adjusted EBITDA: (5)
Drilling and Rig Services:
U.S.	$234,980	$204,622	$206,061	$628,678	$568,280
Canada	25,804	26,232	14,216	80,139	89,830
International	159,588	142,767	139,336	436,915	366,772
Rig Services (1)	30,153	10,567	17,176	63,820	22,174
Subtotal Drilling and Rig Services (2)	450,525	384,188	376,789	1,209,552	1,047,056

Completion and Production Services:
Completion Services	40,507	39,910	27,614	61,467	120,113
Production Services	49,312	50,904	58,267	167,635	150,058
Subtotal Completion and Production Services (3)	89,819	90,814	85,881	229,102	270,171

Other reconciling items (6)	(50,386)	(35,665)	(46,390)	(141,248)	(109,573)
Total adjusted EBITDA	$489,958	$439,337	$416,280	$1,297,406	$1,207,654

Adjusted income (loss) derived from operating activities: (7)
Drilling and Rig Services:
U.S.	$117,212	$92,710	$89,977	$279,683	$240,118
Canada	11,517	12,244	225	37,902	46,657
International	68,452	54,271	50,583	167,154	108,221
Rig Services (1)	21,136	2,357	9,059	38,923	(1,739)
Subtotal Drilling and Rig Services (2)	218,317	161,582	149,844	523,662	393,257

Completion and Production Services:
Completion Services	14,211	13,024	(581)	(20,005)	37,650
Production Services	21,182	25,909	29,889	81,662	75,394
Subtotal Completion and Production Services (3)	35,393	38,933	29,308	61,657	113,044

Other reconciling items (6)	(50,333)	(34,622)	(45,692)	(139,441)	(107,666)
Total adjusted income (loss) derived from operating activities	$203,377	$165,893	$133,460	$445,878	$398,635

Rig activity:
Rig years: (8)
U.S.	216.0	195.5	215.3	212.7	193.7
Canada	34.3	30.0	21.6	33.2	29.1
International (9)	130.1	124.2	127.3	129.1	124.0
Total rig years	380.4	349.7	364.2	375.0	346.8
Rig hours: (10)
U.S. Production Services	205,604	223,504	210,750	626,336	660,483
Canada Production Services	36,509	39,463	28,671	106,720	116,292
Total rig hours	242,113	262,967	239,421	733,056	776,775

1-3

(1)

Includes our drilling technology and top drive manufacturing, directional drilling, rig instrumentation and software services. These services represent our other companies that are not aggregated into a reportable operating segment.

(2)

Includes earnings (losses), net from unconsolidated affiliates, accounted for using the equity method, of $(2.9) million, $(2.9) million and $(0.8) million for the three months ended September 30, 2014 and 2013 and June 30, 2014, respectively and $(6.1) million and $1.0 million for the nine months ended September 30, 2014 and 2013, respectively.

(3)

Includes earnings (losses), net from unconsolidated affiliates, accounted for using the equity method, of $0 million, $0.3 million and $0.2 million for the three months ended September 30, 2014 and 2013 and June 30, 2014, respectively and $0.2 million and $0.6 million for the nine months ended September 30, 2014 and 2013, respectively.

(4)	Represents the elimination of inter-segment transactions.

(5)

Adjusted EBITDA is computed by subtracting the sum of direct costs and general and administrative expenses from the sum of Operating revenues and Earnings (losses) from unconsolidated affiliates. There are limitations inherent in using adjusted EBITDA as a measure of overall profitability because it excludes significant expense items. However, management evaluates the performance of our business units and the consolidated company based on several criteria, including adjusted EBITDA and adjusted income (loss) derived from operating activities, because we believe that these financial measures accurately reflect our ongoing profitability. These amounts should not be used as a substitute for the amounts reported in accordance with GAAP. To compensate for the limitations in utilizing adjusted EBITDA as an operating measure, management also uses GAAP measures of performance, including income from continuing operations and net income, to evaluate performance, but only with respect to the Company as a whole and not on a segment basis. A reconciliation of this non-GAAP measure to income (loss) from continuing operations before income taxes, which is a GAAP measure, is provided in the table set forth immediately following the heading “Reconciliation of Non-GAAP Financial Measures to Income (loss) from Continuing Operations before Income Taxes”.

(6)	Represents the elimination of inter-segment transactions and unallocated corporate expenses.

(7)

Adjusted income (loss) derived from operating activities is computed by subtracting the sum of direct costs, general and administrative expenses and depreciation and amortization from the sum of Operating revenues and Earnings (losses) from unconsolidated affiliates. These amounts should not be used as a substitute for the amounts reported in accordance with GAAP. However, management evaluates the performance of our business units and the consolidated company based on several criteria, including adjusted income (loss) derived from operating activities, because it believes that these financial measures accurately reflect our ongoing profitability. A reconciliation of this non-GAAP measure to income (loss) from continuing operations before income taxes, which is a GAAP measure, is provided in the table set forth immediately following the heading “Reconciliation of Non-GAAP Financial Measures to Income (loss) from Continuing Operations before Income Taxes”.

(8)

Excludes well-servicing rigs, which are measured in rig hours. Includes our equivalent percentage ownership of rigs owned by unconsolidated affiliates. Rig years represent a measure of the number of equivalent rigs operating during a given period. For example, one rig operating 182.5 days during a 365-day period represents 0.5 rig years.

(9)

International rig years includes our equivalent percentage ownership of rigs owned by unconsolidated affiliates, which totaled 2.5 years during each of the three months ended September 30, 2014 and 2013 and June 30, 2014 and 2.5 years for each of the nine months ended September 30, 2014 and 2013.

(10)	Rig hours represents the number of hours that our well-servicing rig fleet operated during the period.

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NABORS INDUSTRIES LTD. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES

(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,		June 30,	September 30,
(In thousands)	2014	2013	2014	2014	2013

Adjusted EBITDA	$489,958	$439,337	$416,280	$1,297,406	$1,207,654
Less: Depreciation and amortization	286,581	273,444	282,820	851,528	809,019
Adjusted income (loss) derived from operating activities	203,377	165,893	133,460	445,878	398,635

Interest expense	(43,138)	(56,059)	(46,303)	(134,251)	(176,343)
Investment income (loss)	2,189	1,229	7,066	10,235	95,471
Gains (losses) on sales and disposals of long-lived assets and other income (expense), net	1,513	(3,266)	(16,504)	(16,467)	(27,245)
Impairments & other charges	—	(242,241)	—	—	(287,241)
Income (loss) from continuing operations before income taxes	$163,941	$(134,444)	$77,719	$305,395	$3,277

1-5

NABORS INDUSTRIES LTD. AND SUBSIDIARIES

COMPUTATION OF EARNINGS (LOSSES) PER SHARE

(Unaudited)

A reconciliation of the numerators and denominators of the basic and diluted earnings (losses) per share computations is as follows:

	Three Months Ended			Nine Months Ended
	September 30,		June 30,	September 30,
(In thousands, except per share amounts)	2014	2013	2014	2014	2013

BASIC EPS:
Income (loss) from continuing operations, net of tax	$57,426	$(90,510)	$65,729	$172,132	$29,825
Less: Net (income) loss attributable to noncontrolling interest	(387)	(441)	(253)	(1,213)	(6,154)
Less: Redemption of preferred shares	—	—	(1,688)	(1,688)	—
Less: Earnings allocated to unvested shareholders	(889)	1,411	(974)	(2,596)	671
Adjusted income (loss) from continuing operations - basic and diluted	$56,150	$(89,540)	$62,814	$166,635	$24,342
Income (loss) from discontinued operations, net of tax	$4,005	$(14,430)	$(1,032)	$4,488	$(34,292)

Weighted-average number of shares outstanding-basic	292,621	295,076	297,984	292,613	293,837

Earnings (losses) per share:
Basic from continuing operations	$.19	$(.30)	$.21	$.57	$.08
Basic from discontinued operations	.02	(.05)	—	.01	(.11)
Total Basic	$.21	$(.35)	$.21	$.58	$(.03)

DILUTED EPS:
Income (loss) from continuing operations attributed to common shareholders	$56,150	$(89,540)	$62,814	$166,635	$24,342
Add: Effect of reallocating undistributed earnings of unvested shareholders	5	—	—	19	—
Adjusted income (loss) from continuing operations attributed to common shareholders	$56,155	$(89,540)	$62,814	$166,654	$24,342
Income (loss) from discontinued operations	$4,005	$(14,430)	$(1,032)	$4,488	$(34,292)

Weighted-average number of shares outstanding-basic	292,621	295,076	297,984	292,613	293,837
Add: dilutive effect of potentional common shares	2,384	—	2,997	2,740	2,371
Weighted-average number of diluted shares outstanding	295,005	295,076	300,981	295,353	296,208

Diluted from continuing operations	$.19	$(.30)	$.21	$.56	$.08
Diluted from discontinued operations	.01	(.05)	—	.02	(.11)
Total Diluted	$.20	$(.35)	$.21	$.58	$(.03)

Restricted stock grants that contain non-forfeitable rights to dividends are considered participating securities.  As such, these grants are included in our basic and diluted earnings (losses) per share computation using the two-class method of accounting. For all periods presented, the computation of diluted earnings (losses) per share excluded outstanding stock options with exercise prices greater than the average market price of Nabors’ common shares because their inclusion would have been anti-dilutive and because they were not considered participating securities. The average number of options that were excluded from diluted earnings (losses) per share that would have potentially diluted earnings (losses) per share were 5,389,090 and 18,786,837 shares during the three months ended September 30, 2014 and 2013, respectively; 5,782,273 shares during the three months ended June 30, 2014; and 6,341,624 and 11,887,169 shares during the nine months ended September 30, 2014 and 2013, respectively. In any period during which the average market price of Nabors’ common shares exceeds the exercise prices of these stock options, such stock options are included in our diluted earnings (losses) per share computation using the if-converted method of accounting.

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NABORS INDUSTRIES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) ITEMS EXCLUDING CERTAIN NON-CASH CHARGES
AND OTHER NON-OPERATIONAL ITEMS (NON-GAAP)

(Unaudited)

		Charges and Non-Operational	As adjusted
	Actuals	Items	(Non-GAAP)
(In thousands, except per share amounts)	Three Months Ended September 30, 2014

Income (loss) from continuing operations, net of tax	$57,426	$(59,304)	$116,730
Diluted earnings (losses) per share from continuing operations	$0.19	$(0.20)	$0.39

	Three Months Ended June 30, 2014

Income (loss) from continuing operations, net of tax	$65,729	$(8,284)	$74,013
Diluted earnings (losses) per share from continuing operations	$0.21	$(0.03)	$0.24

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NABORS INDUSTRIES LTD. AND SUBSIDIARIES

SCHEDULE OF NON-CASH CHARGES AND OTHER NON-OPERATIONAL ITEMS (NON-GAAP)

(Unaudited)

	Three Months Ended
	September 30,		June 30,
		Per Diluted		Per Diluted
(In thousands, except per share amounts.)	2014	Share	2014	Share

Transaction expenses (1)	$13,062	$.04	$—	$—
Sale of Alaska E&P business (2)	(17,023)	(.06)	—	—
Other non-operational items (3)	—	—	8,284.03
Restructuring tax charge (4)	63,265.22		—	—

Total Adjustments, net of tax	$59,304	$.20	$8,284.03

Weighted-average number of shares outstanding - diluted	295,005		300,981

(1) Represents expenses attributable to pending transaction with C&J Services, net of tax of $3.9 million.

(2) Represents the gain on the divestiture of our Alaska E&P business, net of tax of $5.1 million.

(3) Represents losses on the sale of non-core assets or in unconsolidated businesses in the process of being divested , net of tax of $1.3 million.

(4) Represents a tax charge associated with the restructuring of our completion and production services entities in preparation for the transaction with C&J Services.

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